Exhibit 99.1

AGREEMENT

THIS AGREEMENT (the “Agreement”) is made and dated as of February 22, 2012 by and between  CHRISTIE LAW FIRM (referred to herein as the “Firm"), located at 4 Upper Newport Plaza, Suite 101, Newport Beach, California 92660, and FRED F. JONES, KEVIN LOWTHER, STEVE HODGES, JOHN STROH, ROGER LEFLER, KEN ROEHRICH, DAVID CHENG and KEITH WILHITE, (referred to herein as “Clients"), located at addresses shown in the signature block.

ARTICLE 1.
EMPLOYMENT OF FIRM

1.1.           Clients have asked Firm to perform legal services in connection with the sale of up to 50% of the Two Rivers Water Company shares owned by Clients and the structure of agreements regarding Clients’ unsold shares.  Based on the terms and conditions set forth in this Agreement, Firm agrees to provide Clients with the following services: consulting regarding strategic and legal options, negotiating and drafting legal structures to accomplish Clients’ goals, including negotiating and drafting Letters of Intent, sales agreements, securities agreements, financing instruments, business contracts, corporate documents, and other documents necessary to accomplish Clients’ goals.  Firm will also co-ordinate with the Escrow Holders for the release of Clients’ shares that are now all subject to Restrictions and Holdback provisions. (the “matter").

ARTICLE 2.
HOURLY RATE

2.1.           Clients agree to pay Firm attorney's fees based on the amount of time Firm devotes to Clients’ matter. Firm will compute attorney's fees based on the usual hourly charge for services performed by Firm of Three Hundred Seventy-Five Dollars ($375.00) per hour. Firm estimates that its attorney’s fees for this matter will be approximately $37,500.00 (approximately 100 hours of legal work is my best estimate).

2.2.           It is not presently possible for Firm to determine in advance the total amount of time necessary to complete Clients’ case. Clients therefore acknowledge that Firm cannot fix the total amount of fees and costs Clients may incur in connection with this matter.

2.3.           As used in this Agreement, "services" includes, but is not limited to, the following: Time spent for conferences with Clients or others regarding Clients’ case, telephone calls, emails, travel, review of correspondence received, research, consultations with other attorneys and experts, negotiations, and preparation and review of documents, contracts, and letters.

2.4.           Current hourly billing rates may include paralegal(s) and/or other staff who may perform Firm services on Clients’ behalf in this matter.

2.5           The advance deposit for payment of fees and costs is hereby waived.

Retainer Agreement

ARTICLE 3.
COSTS

3.1.           Clients agree to pay all fees, costs, and expenses arising in the course of Firm's work for Clients pro rata according to the percentages set forth next to each Client’s name in the signature block. These costs may include, but are not limited to, accounting fees, postage, photocopying charges, facsimile transmission charges, long distance telephone charges, travel expenses, filing fees, recording fees, corporate service fees, and other comparable costs.

3.2.           Clients agree to pay Firm for all costs incurred by Firm on behalf of Clients as they are incurred, and to reimburse Firm immediately for any costs Firm may advance to Clients on Clients’ behalf. Firm is not able to finance costs for Clients.

ARTICLE 4.
MONTHLY BILLING

4.1.           Firm will send Clients a monthly written billing statement that fully itemizes services provided to Clients and the costs incurred by Firm in this matter. Clients agree to pay Firm for all services performed on Clients’ behalf in connection with this matter within fifteen (15) days of receiving Firm's billing statement.

4.2.            If Clients have questions concerning any entry on a billing statement provided to Clients by Firm, Clients should address those questions to Firm either orally or in writing. Firm agrees to respond promptly to such questions.

4.3.           Client agrees to pay Firm the amount due on each billing statement within fifteen (15) days of the date of the statement.  If Firm does not receive the amount due within sixty (60) days after the statement date, Firm has the right to terminate this Agreement as set forth in Paragraph 10. Firm also has the right to impose a late charge of ten percent (10%) per month on all sums owed to Firm for more than ninety (90) days.

ARTICLE 5.
CLIENT'S DUTIES

5.1.           Clients shall be truthful with Firm, cooperate with Firm, keep Firm informed of developments, abide by this Agreement, pay Firm bills on time and keep Firm advised of Clients’ addresses, telephone numbers, and whereabouts.

5.2            Clients agree that they shall not make any attempt to sell their Two Rivers Water
Company shares for a period of ninety (90) days from the date of this Agreement, during which time Firm is endeavoring to negotiate and structure a sale of up to 50% of the shares owned by Clients to an institutional investor.  However, if Firm determines that it is unable to structure such a sale of the Clients’ shares in Two Rivers Water Company, Firm shall immediately notify Clients that it has been unable to negotiate and structure such a sale of Clients’ shares, at which time Clients shall be released from this prohibition to sell their shares.  Clients acknowledge and agree that this 90-day prohibition against the sale of their shares in Two Rivers Water Company is necessary in order for Firm to negotiate and structure a sale of Clients’ shares.

Retainer Agreement

5.3            Clients acknowledge and agree that it is essential for the benefit of all the Clients, as well as for the success of the Firm, that all the Clients executing this Agreement act in unison during the negotiations and structuring of the sale of Clients’ securities as envisioned in this Agreement.  Therefore, Clients also agree that during the next ninety (90) days after the execution of this Agreement, Clients shall not withdraw from this Agreement because all the Clients agree that could be detrimental to the other Clients and to Firm’s assignment.

5.4            Clients hereby authorize Firm to act on Clients’ behalf in representing each of the Clients who execute this Agreement in attempting to negotiate and sell Clients’ shares in Two Rivers Water Company.  Absent gross negligence or willful misconduct on the part of Firm, Clients agree that such authorization shall not be rescinded for ninety (90) days from the date of this Agreement.
ARTICLE 6.
DISPUTE RESOLUTION.

6.1.           In the event of a dispute over the terms of this agreement, the prevailing party is entitled to recover reasonable attorney's fees expended in obtaining recovery.

ARTICLE 7.
YOUR RIGHT TO ARBITRATE

7.1.           The parties agree that any disputes relating to Firm’s fees under this agreement shall be submitted to binding arbitration in Orange County, California before the Orange County Bar Association (OCBA) in accordance with the provisions of Business & Professionals Code § 6200 et seq.  Should the OCBA decline to arbitrate the dispute, the parties agree to submit the dispute to binding arbitration to the State Bar of California in Orange County in accordance with the Business & Professionals Code § 6200 et seq.  Any other dispute (other than attorney’s fees) between the parties hereto arising out of this agreement or the professional services rendered errors or omissions, negligence, breach of fiduciary duty or other wrongdoing of Christie Law Firm and/or any of its attorneys shall be resolved by binding arbitration in Orange County, California pursuant to the provisions of California Code of Civil Procedure § 1280 et seq.  By signing this agreement, the parties hereto each waives its right to a jury or court trial, the right to appeal and full discovery rights otherwise available with respect to any and all disputes between themselves and agree to be bound by binding arbitration as described herein.  The parties further agree that the arbitrator shall have the discretion to order the losing party in the arbitration proceedings to reimburse the prevailing party for all costs incurred in connection with the arbitration, including without limitation, arbitrator’s fees.

ARTICLE 8.
FIRM MAKES NO GUARANTEES.

8.1.           Clients acknowledge that Firm has not made guarantees as to the outcome of this matter. Any statements made by Firm representatives regarding the outcome of this matter are opinions only.

Retainer Agreement

ARTICLE 9.
WITHDRAWAL AND TERMINATION OF SERVICES

9.1.           Firm and Clients agree that the parties' attorney-client relationship requires mutual consent, and that the attorney-client relationship may be terminated at any time for any reason by either party in the manner provided in Paragraph 10.2 below.

9.2.           If Clients fail or refuse to pay a monthly bill as provided in Article 5, Firm has the right to terminate its representation of Clients by giving Clients fifteen (15) days' written notice by mail at Clients’ below addresses.

9.3.           In the event Attorney terminates representation of Clients, Clients agree to relieve Firm of responsibility for subsequent legal representation.

ARTICLE 10.
CONCLUSION OF SERVICES

10.1.         When Firm's services conclude, all unpaid charges shall become immediately due and payable. After Firm's services conclude, Firm will upon Clients’ request, deliver Clients’ file to Clients along with any Clients’ funds or property in Firm's possession. Clients agree to pay for the cost of copying and transferring Clients’ files on termination of Firm's services.

ARTICLE 11.
CONFLICT OF INTEREST

11.1          This will confirm that I have informed you about the potential conflict of interest inherent in any representation of more than one person or entity.  It is important that you understand that since I am representing all of you in connection with the above referenced transactions, each of you would be my client. As a result, matters which one of you might discuss with me would not be protected by the attorney/client privilege from disclosure to the others of you. The Rules of Professional Conduct of the State Bar of California (the "Rules") prohibit me from agreeing with any one of you to withhold information from any of the others. Of course, anything any of you discusses with me is privileged from disclosure to third parties. If any of you have a difference of opinion concerning the above referenced transactions, I can point out the pros and cons of such differing opinions. The Rules prohibit me, as the lawyer for all of you, from advocating any one position over another.

Although I doubt that it will happen, if conflicts do arise among any of you of such nature that it is impossible in my judgment to perform my obligations to each of you in accordance with this letter, it would become necessary for me to withdraw as your joint attorney and to advise one or any of you to obtain independent counsel.

ARTICLE 12.
INSURANCE COVERAGE DISCLOSURE

12.1.         Firm maintains errors and omissions insurance coverage as required by the California State Bar.

Retainer Agreement

ARTICLE 13.
ENTIRETY OF AGREEMENT

13.1.         This Agreement supersedes any and all other agreements between Firm and Clients regarding the matter that is the subject of this Agreement.

13.2.         This Agreement contains all promises and agreements between the parties concerning this matter. Firm and Clients agree that neither party has made representations, promises, or agreements concerning this matter other than as incorporated in this Agreement. The parties further agree that they are bound only by the representations, promises, or agreements set forth in this Agreement.

ARTICLE 14.
EFFECTIVE DATE

14.1.         This Agreement will take effect when Clients have performed the conditions stated in Paragraph 1, but its effective date will be retroactive to the date Firm first provided services. Even if this Agreement does not take effect, Clients will be obligated to pay Firm the reasonable value of any services Firm may have performed for Clients.

ARTICLE 15.
COUNTERPARTS

15.1          This Agreement may be executed in any number of counterparts, each of which constitutes one and the same instrument, and either party hereto may execute this Agreement by signing any such counterpart.

EXECUTED this _______ day of February, 2012.

We, the undersigned, have read and understood the above terms and agree to them as of the date that Christie Law Firm, Attorneys at Law, first provided services to the undersigned.  If more than one person signs below, each agrees to be jointly and severally liable for the obligations under this agreement.

ATTORNEY:

CHRISTIE LAW FIRM

By:	/s/ G. Brian Christie
G. Brian Christie, Attorney at Law

Retainer Agreement

CLIENTS:

Percentage
FRED F. JONES	13.3%
Address:

KEVIN LOWTHER	13.3%__
Address:

STEVE HODGES	13.3%
Address:

JOHN STROH	13.3%
Address:

ROGER LEFLER	13.3%
Address:

Retainer Agreement

KEN ROEHRICH	13.3%
Address:

DAVID CHENG	13.3%
Address:

KEITH WILHITE	6.9%
Address:

Retainer Agreement